

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Michael Pope
Chief Executive Officer
Boxlight Corporation
2750 Premiere Parkway, Suite 900
Duluth, Georgia 30097

   Re: Boxlight Corporation
     Registration Statement on Form S-3
     Filed May 10, 2022
     File No. 333-264809

Dear Mr. Pope:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Nicholas Lamparski at 202-551-4695 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Megan J. Penick